UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of August, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                                   ----------
                 (Translation of registrant's name into English)


           5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|             No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:


Exhibit                                  Description
-------                                  -----------

  1. Notice of Annual General Meeting of Shareholders and Proxy Statement, dated August 26, 2003

  2. Annual Report to Shareholders for the fiscal year ended January 31, 2003, dated August 26, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           e-SIM LTD.


Date: August 26 2003                       By   /s/ Yaron Eldad
                                              ----------------------------------
                                               Name:   Yaron Eldad
                                               Title:  Chief Financial Officer
                                               and Chief Operating Officer


























                                       3